December 22, 2023

Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Tuya Inc. Form 20-F for the Year Ended December 31, 2022 Response dated November 22, 2023 Filed November 22, 2023 File No. 001-40210

Attn:	Office of Technology

VIA EDGAR

Dear Melissa Kindelan and Christine Dietz:

Tuya Inc. (the “Company”) acknowledges receipt of a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission dated December 15, 2023 (the “Comment Letter”) with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2022 and response dated November 22, 2023.

The Company is in the process of preparing the response to the comment on section 3(b)(1) of the Investment Company Act of 1940 regarding certain of the Company’s subsidiaries as requested by the Staff. In order to ensure a comprehensive analysis, the Company respectfully requests an extension of the response deadline. The Company expects to submit its response to the Comment Letter by January 26, 2024.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned by telephone at +86 1381-076-1057 or via email at jessie@tuya.com, Xiaolang Chai of Tuya Inc. by telephone at +86 1381-700-4321 or via email at chaixl@tuya.com, or Li He of Davis Polk & Wardwell LLP by telephone at +852-2533-3306 or via email at li.he@davispolk.com.

Sincerely yours,

Tuya Inc.

By:	/s/ Yao (Jessie) Liu

Name: Yao (Jessie) Liu Title: Chief Financial Officer

cc:	Xiaolang Chai Capital Market Director, Tuya Inc. Li He Davis Polk & Wardwell LLP